================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934


                    Supermarkets General Holdings Corporation
                            (Name of Subject Company)


                      Koninklijke Ahold N.V. (Royal Ahold)
                                  Croesus, Inc.
                               Ahold U.S.A., Inc.
                             Ahold Acquisition, Inc.
                                    (Bidders)


            $3.52 Cumulative Exchangeable Redeemable Preferred Stock,
                            par value $0.01 per share
                         (Title of Class of Securities)

                                    86844620
                      (CUSIP Number of Class of Securities)



                             Mr. Paul P.J. Butzelaar
                             Koninklijke Ahold N.V.
                                Albert Heijnweg 1
                        1507 EH Zaandam, The Netherlands
                               011-31-75-659-5671

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:



                               John M. Reiss, Esq.
                                White & Case LLP
                           1155 Avenue of the Americas
                            New York, New York 10036
                                 (212) 819-8200

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      ( ) (a)
                                                                      (X) (b)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         N/A
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         ( )
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         ( )
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Croesus, Inc.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      ( ) (a)
                                                                      (X) (b)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         BK
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         ( )
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         ( )
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold U.S.A., Inc.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      ( ) (a)
                                                                      (X) (b)
-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         ( )
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         ( )
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

SCHEDULE 14D-1
---------------------------------
 CUSIP No. 86844620
---------------------------------

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Ahold Acquisition, Inc.
-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      ( ) (a)
                                                                      (X) (b)

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         AF
-------- -----------------------------------------------------------------------
 5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(e) or 2(f)
         ( )
-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- -----------------------------------------------------------------------
 7       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------- -----------------------------------------------------------------------
 8       CHECK BOX  IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
         CERTAIN SHARES
         ( )
-------- -----------------------------------------------------------------------
 9       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)


         0.0%
-------- -----------------------------------------------------------------------
10       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

     This Amendment No. 2 amends and supplements the Schedule 14D-1 filed on March 15, 1999, as amended, relating to the offer by Ahold Acquisition, Inc., a Delaware corporation (the "Purchaser"), a direct wholly-owned subsidiary of Ahold U.S.A., Inc., a Delaware corporation ("Ahold U.S.A."), an indirect wholly-owned subsidiary of Croesus Inc., a Delaware corporation ("Croesus") and an indirect wholly-owned subsidiary of Koninklijke Ahold N.V. (also referred to as Royal Ahold), a public company with limited liability incorporated under the laws of The Netherlands with its corporate seat in Zaandam (Municipality Zaanstad), The Netherlands ("Parent"), to purchase for cash all of the issued and outstanding shares of the $3.52 Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Shares"), of Supermarkets General Holdings Corporation, a Delaware corporation (the "Company"), at a price of $38.25 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 15, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal and Notice of Guaranteed Delivery.


ITEM 10.  ADDITIONAL INFORMATION.

     Paragraph (e) of Item 10 is hereby amended and supplemented by adding thereto the following:

     SETTLEMENT OF LITIGATION. As previously described in the Schedule 14D-1, the Company, SMG-II, the Purchaser and the directors of the Company are defendants (collectively, the "Defendants") in a purported stockholder class action lawsuit entitled Wolfson v. Supermarkets General Holdings Corporation, et. al., C.A. No. 17047 (the "Action"), in which the plaintiff alleged, among other things, that the defendant directors of the Company and SMG-II breached their fiduciary duties to the holders of the Shares. The plaintiff, by his counsel, has entered into a Memorandum of Understanding, dated May 19, 1999 (the "Memorandum of Understanding"), with the Defendants (by their counsel) pursuant to which the parties have agreed to settle the Action. The proposed settlement is subject to, among other things, the approval of the settlement by the Court of Chancery of the State of Delaware (the "Court").

     The Memorandum of Understanding provides for the following: (i) the certification of the Action as a class action under the rules of the Court, which class would consist of all holders of the Shares from and including March 9, 1999 through and including the consummation of the SMG-II Merger, or, if the SMG-II Merger fails to close, the Alternative Stock Purchase (the "Class"); (ii) the complete and final compromise, settlement, discharge and release of all claims, demands, rights, actions, causes of action, liabilities, damages, losses, obligations, judgments, suits, matters and issues of any kind or nature whatsoever, whether known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, hidden or concealed, matured or unmatured, arising under federal, state or any other law, that have been, could have been, or in the future can or might be asserted in the Action or in any court, tribunal or proceeding by or on behalf of any member of the Class (the "Releasing Parties"), whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity, against Defendants or any of their families, parent entities, affiliates, subsidiaries, predecessors, successors or assigns, and each and all of their respective past, present or future officers, directors, associates, stockholders, controlling persons, representatives, employees, attorneys, financial or investment advisors, consultants, accountants, investment bankers, commercial bankers, engineers, advisors, insurers or agents, heirs, executors, trustees, general or limited partners or partnerships, personal representatives, estates or administrators, predecessors, successors and assigns (collectively, the "Released Persons"), which have arisen, could have arisen, or will arise out of, or which are related in any manner to, the allegations, facts, events, transactions, acts, occurrences, statements, representations, misrepresentations, omissions or any other matter, set forth or otherwise related, directly or indirectly, to the complaint filed in the Action, the SMG-II Merger, the Alternative Stock Purchase, public filings or statements by Defendants or their representatives in connection with the SMG-II Merger or the Alternative Stock Purchase, or any other actions of the Defendants relating in any way to the SMG-II Merger or the Alternative Stock Purchase (collectively, the "Settled Claims") (subject to certain limited exceptions); (iii) the Defendants have denied, and continue to deny, that they have committed or attempted to commit any violation of law or breaches of duty of any kind; and
(iv) the Defendants are entering into the Memorandum of Understanding and will be entering into the proposed settlement documentation solely because the proposed settlement would eliminate the burden, risk and expense of further litigation and is in the best interests of the Company and all of its stockholders. In addition, the Company has agreed to amend the Schedule 14D-9 to provide certain supplemental information.

     In addition, the parties have agreed in the Memorandum of Understanding that plaintiff's counsel in the Action will apply to the Court for a total award of attorneys' fees and expenses in an amount not to exceed $1,956,268.40, or $0.40 per Share, which Defendants have agreed not to oppose, provided, however, such amount shall be payable only after Final Court Approval (as defined below), and only if the Offer at the New Offer Price (as defined below) closes. In the event the Offer at the New Offer Price does not close, but the Alternative Stock Purchase does, pursuant to the terms of the Memorandum of Understanding, the Released Persons shall continue to enjoy all of the benefits of the settlement and plaintiff's counsel reserves their right to petition the Court for an award of attorneys' fees and expenses, and the Defendants reserve their rights to oppose any such petition.

     Pursuant to the terms of the Memorandum of Understanding, the Defendants have agreed, subject to Final Court Approval, that the Purchaser shall increase the Offer Price to $40.25 per Share, less the total amount awarded as fees and expenses to plaintiff's counsel by the Court divided by the total number of outstanding Shares (the "New Offer Price"). As described above, plaintiff's counsel will apply to the Court for an award of fees and expenses in an aggregate amount not to exceed $1,956,268.40, or $0.40 per Share. Thus, if the Court approves the settlement and the fees and expenses of counsel for the plaintiff in full, the New Offer Price will be $39.85 per Share.

     In addition, promptly following the approval of the settlement by the Court, the Defendants have also agreed to amend the SMG-II Merger Agreement and the Alternative Stock Purchase Agreement to permit either party to the SMG-II Merger Agreement and the Alternative Stock Purchase Agreement, in the event that Final Court Approval is not obtained on or prior to November 15, 1999, to extend unilaterally the December 15, 1999 termination date set forth in the SMG-II Merger Agreement and the Alternative Stock Purchase Agreement, to a new date 30 days after the date of the Final Court Approval or a final determination that does not constitute Final Court Approval (the "New Termination Date"), provided, however, that the New Termination Date shall not in any event be later than April 17, 2000 unless otherwise mutually agreed by the parties to the SMG-II Merger Agreement and the Alternative Stock Purchase Agreement, respectively.

     The Defendants have also agreed that the Purchaser, at its sole option, may elect on any date during the period from March 1, 2000 through April 1, 2000, if prior to such date neither Final Court Approval nor a final determination that does not constitute Final Court Approval (an "Adverse Determination") has been received, to cause the SMG-II Merger Agreement to be amended to reduce the merger consideration to be received by the holders of the capital stock of SMG-II pursuant to the SMG-II Merger Agreement by $9,781,342 (being the product of (x) the amount equal to the difference between the New Offer Price and the Offer Price and (y) the number of outstanding Shares) (the "Escrow Amount"), which amount shall be held in escrow for the benefit of the holders of the Shares pending Final Court Approval (less the total amount awarded as fees and expenses to plaintiff's counsel by the Court). Upon any such election by the Purchaser, pursuant to the terms of the Memorandum of Understanding, the Purchaser shall be deemed to have waived on behalf of all parties any requirement under the settlement of obtaining Final Court Approval prior to closing the Offer and the SMG-II Merger or the Alternative Stock Purchase. In addition, the Defendants have agreed that in the event that the Purchaser makes such an election, but Final Court Approval ultimately is not obtained, the Escrow Amount, (i) if the Offer closes, shall remain in escrow and be available for satisfaction of an adverse judgment against Defendants, if any, or (ii) if the Alternative Stock Purchase closes, shall be released to PTK.

     In addition, the Defendants have also agreed that in the event that an Adverse Determination is received at any time before termination or closing of the Offer, then the parties shall proceed with the SMG-II Merger and Alternative Stock Purchase on the terms set forth in the original SMG-II Merger Agreement or original Alternative Stock Purchase Agreement; provided, however, that if the Purchaser has made the election described above and subsequent to such election, but prior to the closing of the Offer or the Alternative Stock Purchase, an Adverse Determination is received, then the parties shall proceed with the SMG-II Merger or the Alternative Stock Purchase on the terms set forth in the original SMG-II Merger Agreement and the original Alternative Stock Purchase Agreement only if SMG-II provides notice to the Purchaser by April 1, 2000 of its election to proceed on those terms.

     Pursuant to the terms of the Memorandum of Understanding, any of the Defendants shall have the right to withdraw from the proposed settlement in the event that (i) any claims related to the SMG-II Merger, the Alternative Stock Purchase, or the subject matter of the Action are commenced by any member of the Class against any Released Persons in any court prior to Final Court Approval of the settlement, and the court in which such claims are pending denies Defendants' application to dismiss or stay such action in contemplation of dismissal or (ii) any of the other conditions to the consummation of the settlement described below shall not have been satisfied. The consummation of the settlement is subject to (i) the drafting and execution of the settlement documents and the other agreements necessary to effectuate the terms of the proposed settlement; (ii) Final Court Approval of the settlement; (iii) dismissal of the Action by the Court with prejudice and without awarding fees or costs to any party; and (iv) the Purchaser closing (A) the Offer and the SMG-II Merger or (B) the Alternative Stock Purchase.

     For purposes hereof, "Final Court Approval" of the settlement means an order entered by the Court approving the settlement and awarding plaintiff's counsel's fees and expenses and such order is finally affirmed, without modification of any substantive right of any party to the Memorandum of Understanding, on appeal or is no longer subject to appeal and time for any petition for reargument, appeal or review, by certiorari or otherwise, has expired, provided that any modification of the order approving the settlement with respect to the amount of attorneys' fees and expenses awarded and/or any additional supplemental disclosure required shall not be considered a modification of a substantive right affecting Final Court Approval.

     EXTENSION AGREEMENT. Concurrently with the execution of the Memorandum of Understanding and as required by Parent and the Purchaser, Parent, the Purchaser and the SMG-II Stockholders entered into an extension agreement, pursuant to which the SMG-II Stockholders have agreed to extend the Stockholders Agreement Termination Date to a new date that is two months after the New Termination Date.

     The  third  to  the  last  sentence  in  Section  7--"Certain   Information
Concerning the Company" of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

     "None of Parent, the Purchaser, Croesus, Ahold U.S.A. or any other person assumes any responsibility for the accuracy or validity of the foregoing Projections."

     Paragraph (f) of Item 10 is amended by adding at the end thereof the following:

     On May 20, 1999, Royal Ahold issued a press release announcing the extension of the Expiration Date of the Offer until 5:00 p.m., New York City time, on Friday, September 3, 1999, unless further extended. A copy of the press release is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBIT.

          The following is hereby added as an exhibit:

          Exhibit(a)(10)      Press  Release  dated May 20, 1999,  extending the
                              Expiration Date of the Offer to Purchase.

          Exhibit(c)(5)       Extension  Agreement,  dated as of May 19, 1999 by
                              and   among    Koninklijke   Ahold   N.V.,   Ahold
                              Acquisition,  Inc. and the Stockholders  listed in
                              Exhibit I thereto.

          Exhibit (g)(1)      Memorandum of  Understanding,  dated as of May 19,
                              1999 by and among  Supermarkets  General  Holdings
                              Corporation,  SMG-II  Holdings,  Corporation,  the
                              directors   of   Supermarkets   General   Holdings
                              Corporation and Ahold Acquisition, Inc.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 1999                         KONINKLIJKE AHOLD N.V.


                                            By: /S/ R. G. TOBIN
                                               ---------------------------------
                                               Name: R.G. Tobin
                                               Title: Executive Vice President

                                            CROESUS, INC.


                                            By: /S/ R. G. TOBIN
                                               ---------------------------------
                                               Name: R.G. Tobin
                                               Title: President and Chief
                                                      Executive Officer

                                            AHOLD U.S.A., INC.


                                            By: /S/ R. G. TOBIN
                                               ---------------------------------
                                               Name: R. G. Tobin
                                               Title: President and Chief
                                                      Executive Officer

                                            AHOLD ACQUISITION, INC.


                                            By: /S/ R. G. TOBIN
                                               ---------------------------------
                                               Name: R. G. Tobin
                                               Title: President